Mail Stop 6010

      October 26, 2005

Marc Benou
President
Conolog Corporation
5 Columbia Road
Somerville, NJ 08876

      Re:	Conolog Corporation
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed October 21, 2005
	File No. 333-128089

Dear Mr. Benou:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Consolidated financial statements

Critical Accounting Policies, page 29

Inventory Valuation, page 30
1. We note your response to prior comment three from our letter dated
September 15, 2005 and the revised disclosure in your registration statement. Regarding your policy to write down to zero any inventory that has not been used within a three year fiscal period, we have the following comments:
* Revise to disclose the basis for concluding that inventory is impaired after three years. That is, clarify how management determined three years to be an appropriate period for that purpose.
* Revise to clarify whether and how your policies and procedures identify and provide for inventory that has become impaired prior to the expiration of the three year period.
* Clarify how you determine the amount of inventory expected to be used within one year. That is, clarify how you measure the current portion.
* Please revise to disclose the amount of inventory impairment recognized as a result of this policy in each period presented.
2. The table provided with your response indicates that inventory totaling $130,008 is more than three years old. Tell us why this inventory has not been charged-off in accordance with your policy.
3. You indicate that finished goods are "products that have been completed in connection with a specific order and are awaiting shipment." In light of that statement, tell us why finished goods as of July 31, 2004 are more than revenues for 2005.
4. As a related matter, we see from your disclosure that you have approximately $4.5 million of actual parts in inventory, although your inventory value is recorded at approximately $1.8 million. Disclose how you account for sales of inventory that has previously been written down to zero. Additionally, please revise your filing to disclose the impact of sales of impaired inventory on gross margins, if any.

Consolidated Financial Statements

Note 9 - Shareholders` Equity, page F-16
5. Tell us whether any liquidated damages are due and payable as a result of the comments from our letter dated September 15, 2005 and the timing of your response dated October 20, 2005. We see that the failure to respond to comments from the Commission on the registration statement within 7 days would be a non-registration event subject to liquidated damages.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Special Counsel

cc (via fax):  	David Manno, Esq.
Milberg Weiss Bershad & Schulman LLP
212.273.4317


John C. Ferrara
Lynch Corporation
October 26, 2005
Page 1